UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2020

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to report that effective as of August 31, 2020, Ms. Jerry Zhang resigned from her positions as the independent director, member of the audit committee, member and chair of the compensation committee and member and chair of the corporate governance and nominating committee of the Board of Directors of the Company (the “Board”), and that effective as of September 1, 2020, and pursuant to the resolutions of the Board, Dr. Kok Peng TEH was appointed as an independent director, member of each of the audit committee, the compensation committee and the corporate governance and nominating committee. In addition, Dr. Teh was appointed as chair of the compensation committee. Ms. Khiaw Ngoh TAN was appointed as an independent director, member of each of the audit committee, the compensation committee and the corporate governance and nominating committee. Ms. Tan was also appointed as chair of the audit committee and designated by the Board as the audit committee financial expert. Dr. Jianyun CHAI, current director of the Board, was appointed as the chair of the corporate governance and nominating committee.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: September 1, 2020

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated September 1, 2020